Japan Airlines System Corporation

JAL Bldg. 2-4-11, Higashi-Shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492

03 DEC -8 AM 7:21

November 26, 2003

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03045112

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

SUPPL

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Annual Report 2003(Year ended March 31,2003)
2. Interim Financial Information(For the 6months ended September 30,2003 and the year ended March 31,2003)

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Ko Saruwatari

Ko Saruwatari

Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
Ko.saruwatari@jal.com

Katsumasa Tomizawa

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

dlw 12/17

Japan Airlines System Corporation

Interim Financial Information

For the six months ended September 30, 2003
and the year ended March 31, 2003

MANAGEMENT POLICIES

1. Fundamental Policies

In a move that constituted the first step in the creation of the new JAL Group, Japan Airlines System Corporation was established on October 2, 2002 as the holding company for Japan Airlines Co., Ltd. and Japan Air System Co., Ltd.

In line with the corporate philosophy set out below, the JAL Group strives to contribute to prosperity in Japan and the world as a whole through its activities as a comprehensive air transportation group that bridges the gap between cultures and minds. In addition, the Group aims to maximize the benefits of the integration of the two companies. One goal is to rank among the world's leading air transportation groups by establishing a sound operating base with a good balance between international and domestic routes. The Group's fundamental policy further includes maximizing its corporate value for the benefit of all stakeholders.

(Corporate philosophy)
(1) The relentless pursuit of safety and quality
(2) Thinking and acting from the standpoint of customers
(3) Taking actions to maximize corporate value
(4) Fulfilling obligations to society
(5) Placing value on diligence and the willingness to take on new challenges

2. Targeted Principal Management Indicators

To increase corporate value and bolster its financial position, the Group has positioned as key indicators the return on equity (ROE) and the payback period of interest-bearing debt as a multiple of operating cash flows. The goal is to raise ROE to at least 10% and the payback period to within ten years.

The operating environment in the first half under review was extremely harsh, affected by such factors as the Iraq war and the Severe Acute Respiratory Syndrome (SARS) epidemic, making it difficult to attain our targets. Nevertheless, by gaining efficiencies and earnings growth as a result of the business integration, we plan to achieve the goals of the three-year "JAL Group FY2003-05 Medium-Term Business Plan" fiscal 2005, as the plan's final year.

3. Medium- and Long-Term Business Management Strategies

As stated above, the JAL Group faces a very difficult operating environment worldwide. The JAL Group believes that its most urgent management issue is to build an operating system capable of overcoming these challenges and consistently generating a profit.

To accomplish this goal, the JAL Group will work even harder to adopt the customers' viewpoint to make possible a steady upgrading of quality and services. The Group must also continue integrating the operations of the said two companies to maximize benefits of the Group's formation. For this purpose, the JAL Group FY2003-05 Medium-Term Business Plan was formulated in March this year with the following three central objectives.
(1) Clarify the division of responsibilities
(2) Adopt a system to manage operational goals
(3) Become a completely customer-driven organization

With regard to point one, the responsibilities and scope of activities of each unit of the Group have been clarified so that each unit can function with autonomy within its delegated field of business. This will include the functions of administering the entire Group (functions of Japan Airlines System Corporation, as the holding company of the Group), functions that should be delegated to business units within the Group (functions of business operation segments and functional segments), and administrative functions that should be centralized for maximum effectiveness (functions of the Shared Service Center).
With regard to point two, operational goals will be managed in order to sustain growth over the medium and long terms. These goals will include not only financial items but also matters involving customers, business processes and human resources. Strategic goals that include quantitative goals will be established. By tying these goals together, the Group plans to assemble a well-balanced management system.
With regard to point three, the value of the Group's services and products is determined by its customers. Every member of the JAL Group must put the customer first, striving to maximize customer satisfaction. In concrete terms, customer satisfaction must be confirmed at every point of contact between customers and the JAL Group. This covers such elements as reservations, ticketing services, airport services, in-flight services, and cargo counter services. The JAL Group must build a system that enables the creation of products and services that truly meet customers' needs.

The major steps to be taken in line with these medium-term business plan strategies are as follows.

I) Proceed with the integration of operations

From April 2004, international passenger and all cargo operations will be conducted by Japan Airlines International Co., Ltd. and domestic passenger operations will be conducted by Japan Airlines Domestic Co., Ltd., under the auspices of the holding company. To prepare for this move, Japan Airlines Co., Ltd. and Japan Air System Co., Ltd. were reorganized in April 2003. Responsibility for the management of business operations is currently divided among the heads of the international passenger business, the domestic passenger business and the cargo & mail business, thereby clarifying the spheres of responsibility for group activities.

II) Human resources

To eliminate redundant functions and establish a base that is conducive to high productivity and rapid decision-making, the Group plans to reduce its ground-based workforce by 3,600 during the three-year period ending in March 2006.

III) IT system integration

Integration of IT systems is being implemented in line with the fundamental policies of placing priority on reliability and on integrating customer-related systems first. Core systems for passenger handling and services are to be fully integrated by April 2004. Targets for the integration of other systems extend through fiscal 2003 and 2004.

IV) International Passenger business

To increase returns on investment, the JAL Group will establish a network that reflects the needs of customers and is structured for efficiency. Plans call for further expanding the service network in China and elsewhere in East Asia, where demand is expected to grow over the medium and long terms. At the same time, service will be bolstered to major destinations in Europe and North America. Direct marketing will be promoted by enhancing e-channels and other means. The goals are higher sales to individuals and improvement of yield per customer. In addition, more aircraft will be equipped with the new Shell Flat Seat in business class (Executive Class), and other steps will be taken to make services more competitive.

V) Domestic Passenger business

The JAL Group will pursue greater efficiencies by leveraging its position as operator of the largest service network in Japan. At the same time, the Group will offer JAL Smile Support* and other friendly, warm, high-grade services. Through new marketing initiatives, such as the use of e-channels and introduction of new fare systems, the share of sales from individuals is to be raised to increase sales per customer. Regarding the service network, large aircraft will be concentrated on trunk lines as priority is given to operating a sufficient number of flights on high-demand routes. Another goal is creating a customer-friendly schedule that makes the JAL Group the first choice of travelers . On local routes, operations are to be maintained and strengthened by making use of smaller aircraft, which may be operated by subsidiaries.

* **Services extended to customers with special needs, such as persons with disabilities, senior citizens, travelers with young children , and expecting mothers.**

VI) Cargo & Mail business

The JAL Group will provide an appropriate level of supply to meet the forecast steady growth in demand for international air cargo services. Services will be increased on routes serving China, a region where demand is expected to grow over the medium and long terms. Services will also be upgraded on Pacific routes by using code sharing, increasing the number of airports served by direct flights and taking other measures. Along with expansion in the service network, the Group will meet increasingly sophisticated and diverse customer needs, such as by offering the value-added J-PRODUCTS service**. As its own network grows, the Group will retain an aggressive stance regarding the formation of alliances with other companies, such as the WOW*** alliance.

** **International cargo that receives priority with regard to speed or special handling.**

*** **A global cargo alliance including JAL CARGO/LCAG (Lufthansa Cargo), SQ CARGO (Singapore Airlines Cargo) and SAS CARGO (SAS Cargo Group)**

4. Fundamental Policies and Actions Regarding Corporate Governance

(1) Fundamental approach

The JAL Group fulfills its social obligations by conducting corporate activities that contribute to the welfare of society and are transparent, and by responding effectively to environmental issues. The Group is taking a variety of steps to strengthen corporate governance, rigorously implement compliance programs and ensure transparent management systems, positioning these three items as crucial management issues.

(2) Corporate governance system for decision-making, conducting business activities and auditing activities

The JAL Group has the following corporate governance systems.

a. The management functions of supervision and business implementation are divided between the holding company and the two operating companies — Japan Airlines Co., Ltd. and Japan Air System Co., Ltd. Furthermore, the corporate auditor system is being reinforced with the aim of creating a more effective corporate governance system.

b. The executive officer system has been adopted and the number of directors of the holding company has been reduced to 15 to speed up decision-making. Furthermore, the term of directors has been set at one year to clarify accountability. At this time, there are seven executive officers.

c. To facilitate the fair and transparent conduct of corporate activities, there are three external directors, and two of the six corporate auditors are from outside the Group.

d. A Compliance and Risk Management Committee has been established, which is chaired by the Group CEO and composed of full-time directors and corporate auditors. In addition, each of the two operating companies has a committee charged with overseeing corporate activities and risk management. These committees ensure that Group management is transparent and that a comprehensive risk management system is applied to corporate activities. The goal is to maintain the stability of the Group's management and ensure that Group companies fulfill their social obligations. A Directors' Compensation Advisory Committee, which is composed of the Group CEO and all external directors and external corporate auditors, has been established to advise the board of directors on matters involving the compensation of directors.

e. Contractual agreements covering management guidance and outsourcing of certain tasks exist between Japan Airlines System Corporation, the holding company, and the operating companies, Japan Airlines Co., Ltd. and Japan Air System Co., Ltd. Furthermore, these two operating companies function under the direct supervision of the holding company, including the requirement of discussing all important matters with the holding company prior to reaching a decision. From the standpoint of Group management, important subsidiaries and affiliates of the operating companies function under the supervision of the appropriate management systems of Japan Airlines Co., Ltd. and Japan Air System Co., Ltd. This system clarifies responsibilities and better facilitates the execution of business activities, thus strengthening the Group's corporate governance. Moreover, in addition to audits conducted by the corporate auditors, business, financial and Group audits are performed internally under the supervision of the Operations Supervision Division for the purpose of reinforcing the JAL Group's auditing functions.

f. Furthermore, the Group is working on bolstering its ability to manage legal risk with regard to its operations by maintaining close ties with its consulting attorneys as well as consulting with other attorneys and specialists.

(3) Related Party Interests Concerning External Directors and External Corporate Auditors

External director Shinobu Shimizu is the president of Tokyu Corporation, a shareholder of JAL Airlines System Corporation. There are no other noteworthy personal, financial or other types of relationships with the holding company involving any other external directors or external corporate auditors.

(4) Measures Taken During the Past Year To Improve Corporate Governance

a. Prior to the integration, Japan Airlines Co., Ltd. had five corporate auditors and Japan Air System Co., Ltd. had four corporate auditors. Following the integration, six corporate auditors were named at Japan Airlines System Corporation and the number of corporate auditors at Japan Air System Co., Ltd. was increased from four to five, the same as at Japan Airlines Co., Ltd., to strengthen the corporate auditor system.

b. A Compliance and Risk Management Committee and a Directors' Compensation Advisory Committee were established.

c. The Compliance and Risk Management Committee formulated "Commitment to Society," a code of conduct for the JAL Group, to ensure that the business activities of all Group companies and employees are not only in accordance with the law, but also consistent with ethical norms, and took other actions toward these ends.

d. To maintain the transparency of its management, the Group conducted public relations activities targeting the general public, principally via the media. The Group also worked to upgrade its investor relations through accurate and prompt disclosure of corporate information.

5. Addressing Environmental Problems

(1) Basic philosophy

The JAL Group regards environmental preservation as being a key management issue. Accordingly, at the time of the integration of the two predecessor airlines in October 2002, a basic environmental policy and environmental action guidelines were drawn up for the entire Group.

Basic Environmental Policy (Instituted October 2002)
While fulfilling its mission as a public-service transportation organization, the JAL Group also imposes an environmental load in such forms as the consumption of fossil fuels and the emission of noise.
We consider environmental preservation to be a key management issue, and therefore we aim to achieve harmony between our business and the needs of the global environment by containing as far as possible the environmental load generated by our business activities.

Environmental Action Guidelines (Instituted October 2002)
1. To comply with environmental laws and regulations, and consult on environmental preservation issues actively.
2. To efficiently use various types of energy and resources.
3. To reduce waste and ensure proper disposal and recycling of waste.
4. To use environmentally friendly materials and equipment, including aircraft.
5. To raise environmental awareness and contribute to the community both domestically and internationally.

(2) Organization

Japan Airlines and Japan Air System tackled environment problems through environmental committees established in 1990 and 1999, respectively. With the business integration in October last year, the new parent company -- Japan Airlines System Corporation -- established the JAL Group Environmental Committee, which commenced the formulation of Group environmental policies and guidance for the implementation and thorough adherence to environmental policies.

(3) Principal activities

Medium-term and long-term targets are laid down in each of the categories below, and environmental activities are implemented accordingly.

a. Reduction of carbon dioxide emissions by aircraft
The overall quantity of fuel consumed per available ton-kilometer (ATK) in fiscal 2002 by all airline operations in the JAL Group has been reduced by 12.2% from its fiscal 1990 level, already achieving the 10.0% reduction targeted for attainment by fiscal 2010.

b. Expansion of green purchasing
In fiscal 2002 the ratio (companywide average) of purchasing of green stationery and office supplies at Japan Airlines reached 91.8%.

c. Environmental accounting
In fiscal 2002, environmental accounting was applied on an aggregate basis encompassing all domestic offices of Japan Airlines System Corporation and Japan Airlines, and Japan Asia Airways Co., Ltd., Japan Trans Ocean Air Co., Ltd., Jalways Co., Ltd., JAL Express Co., Ltd., and J Air Co., Ltd.

d. Atmospheric observation

From 1993 up to the end of fiscal 2002, regular JAL flights carried out a total of 218 observations of the atmosphere at around the 30,000 thousand foot level.

e. Building of a ISO 14001 system

ISO 14001 certification has been awarded to Japan Airlines' Engineering & Maintenance Division's Components Department, Narita Cargo Branch, and Narita Maintenance Department, and to AGP Corporation's Haneda site. At present, Japan Air System's department responsible for aircraft regular maintenance within the hangars and Japan Airline's Engine Maintenance Department are both taking the necessary steps to acquire certification in 2004.

BUSINESS PERFORMANCE AND FINANCIAL CONDITION

a. Business Performance

1. Overview of the first-half period

(1) Overall consolidated results

The operating environment remained very difficult during the first half, impacted by factors such as a slump in passenger numbers on international routes as a result of the Iraq situation and the outbreak of the SARS epidemic. This was countered by the implementation of Urgent Remedial Measures to improve the balance of revenue and expenditure, including the adjustment of supply capability to ensure demand was met flexibly, cuts in employment and executive salaries and other steps to reduce business expenses, and curbs on investment. In addition, costs were reduced by the steady implementation of the integration plan, including the amalgamation of sales offices in urban areas and at airports, and the integration and reorganization of Group companies in the travel and other fields.

On domestic routes, both routes and flight numbers were reorganized so as to maximize the benefits of the integration, thereby enhancing competitiveness and achieving a steady improvement in revenue. However, consolidated performance was hit by a steep decline on international routes during the half, with the result that operating revenues totaled ¥944.4 billion and there was an operating loss of ¥48.4 billion, a recurring loss of ¥49.8 billion, and a net loss of ¥57.5 billion.

(2) Results of Operations by Segment

(prior to adjustment of intra-segment revenues and profits)

Changes in Method of Presenting Segment Information

From the current term onward, the method of presenting segment information has changed. Whereas previously "businesses related to flight operations," credit card and leasing business, and retailing and distribution business were combined together and presented as "Air Transport-Related Business," henceforth businesses related to flight operations is given the status of a separate operating company. For the purpose of formulating business strategies, businesses related to flight operations is presented separately by itself as "Airline-related Business."

In addition, hotel and resort operations, previously presented separately, have been scaled down, as the Company has switched to development based on operations on a commissioned basis. In consequence, henceforth they are to be presented as part of "Other Business" together with the credit card and leasing business, the retailing and distribution business, and other businesses.

Air Transportation Business Segment

On international routes, passenger traffic was strong on U.S. routes, but fell sharply on routes to Southeast Asia and elsewhere under the impact of the Iraq situation and of SARS. Demand fell by 34.3% in terms of revenue passengers carried, and by 28.6% in terms of revenue passenger-kilometers. To counter this, steps were taken to reduce costs by making adjustments to supply to match trends in customer demand. Also, various promotional campaigns were run to stimulate demand, such as the "Fly JAL! Across the Ocean!" marketing campaign. These steps have achieved some degree of recovery in demand, but in the first half revenues fell by 28.8% year-on-year, to ¥250.7 billion.

On domestic routes there was robust passenger demand, particularly among individual passengers. The factors behind this were the increased numbers of routes and flights that resulted from the integration, improvements to timetables, and the active implementation of measures to address the fare structure and sales methods. Revenue passengers carried increased by 2.7% year-on-year, and revenue passenger kilometers were up by 2.3%. As a result, revenues rose by 4.1% from the previous first half, to ¥343.8 billion.

Revenue from international cargo operations recorded a year-on-year decline of 5.8% in terms of revenue ton-kilometers. Among the causes of this were a reduction in cargo space as the number of passenger flights was cut due to the SARS outbreak, and a drop in demand on Pacific routes. In consequence, revenue fell by 4.9% from the previous year, to ¥71.3 billion.

The net result of these developments was that the aggregate volume of transportation of passengers and cargo on domestic and international routes declined by 14.6% year-on-year, operating revenues were down by 12.3%, to ¥751.5 billion, and there was an operating loss of ¥48.3 billion.

(A breakdown of air transportation segment revenues is given on page 31.)

Airline-related Business Segment

In businesses related to flight operations there was a substantial reduction in the number of airline passengers on international routes as a result of SARS outbreak, leading to declines in the revenues of TFK Co., Ltd. and other subsidiaries engaged in the sale of in-flight meals. On the other hand, AGP Corporation achieved an increase in revenue from the operation of auxiliary power units for the supply of electric power to aircraft and the sale of electric-power equipment and parts and food-service carts. Revenues in this business segment totaled ¥119.6 billion, but was accompanied by an operating loss of ¥600 million.

Travel Services Business Segment

JALPAK Co., Ltd., which specializes in the planning and creation of overseas travel products, suffered a large fall in revenues, particularly in the direction of China and other parts of Asia. The principal cause was the decline in demand for overseas travel triggered by the SARS outbreak. In contrast, the revenue of JAL Tours Co., Ltd., whose specialty is the planning and creation of domestic travel products, was boosted by the switch of demand away from overseas travel. This resulted in healthy sales to destinations within the Japanese archipelago such as Hokkaido, the Tohoku region, and Okinawa. The travel planning and sales business segment posted revenues of ¥183.4 billion, and an operating loss of ¥1.9 billion.

Other Business Segment

At hotel operator JAL Hotels Company Ltd., hotels opened during the reporting period in Sapporo and Niigata generated favorable revenues, but hotels in the Osaka-Kyoto area and overseas fared less well, suffering falls in numbers of guests and consequently in revenues. At JALUX Inc., in the field of retailing and distribution business, mail-order and other sales were up, but in-flight goods, sales and duty-free sales suffered from SARS outbreak,

causing a slight overall slippage in revenues. In the credit-card field, JALCard Inc. successfully deployed schemes to attract new JAL Card members, achieving a strong increase in the number of cardholders, and it expanded JAL ONLINE as a tool for the sale of domestic air tickets to companies. Factors such as these enabled the company to achieve substantial revenue growth. Overall, the operating revenues in this business segment totaled ¥120.8 billion, and operating income was ¥1.8 billion.

b. Financial Condition

Cash flows from operating activities for the reporting period resulted in a net cash outflow of ¥5.7 billion mainly due to a ¥58.9 billion loss before income taxes and minority interests and ¥58.2 billion for depreciation and amortization. Cash flows from investing activities resulted in a net cash outflow of ¥55.5 billion, mainly due to acquisition of and advance payments for aircraft. Cash flows from financing activities resulted in a net cash inflow of ¥7.2 billion due to procurement of long-term loans, mainly from the Development Bank of Japan under the emergency support system implemented by the Government, despite repayment of loans and redemption of bonds. As a result, cash and cash equivalent amounted to ¥91.2 billion at the end of reporting period.
As of September 30, 2003, total assets amounted to ¥2,122.8 billion, and total liabilities to ¥1,908.9 billion. Shareholders' equity came to ¥190.9 billion and the ratio to total assets was 9.0%.

State of Aircraft Fleet
Changes in the number of aircraft operated by consolidated subsidiaries during the half, and the total number of owned and leased aircraft at the end of the half are shown below.

Type of Aircraft	Mar. 31,2003		Purchase	Lease	Disposal	Termination of Lease	Sept. 30,2003	
	Owned	Leased					Owned	Leased
747-400	35	7	1			(1)	36	6
747LR	21	5			(1)		20	5
747SR	3	0					3	0
747F	7	3					7	3
777	10	10		3			10	13
MD-11	4	2	1		(2)	(1)	3	1
DC-10	15	0			(3)		12	0
A300-600R	12	10					12	10
A300	11	3			(3)		8	3
767	17	11		3			17	14
MD-90	13	3					13	3
MD-81	8	10					8	10
MD-87	6	2					6	2
737	9	14	1			(1)	10	13
CRJ200	0	5		1			0	6
YS-11	11	0			(2)		9	0
DHC-8-Q400	0	2					0	2
SAAB340B	7	7					7	7
JS31	2	1			(2)	(1)	0	0
TTL	191	95	3	7	(13)	(4)	181	98

Notes
1. 3 purchased planes were purchased after the termination of lease contracts.
2. Aircraft for used training purposes are not included.

Consolidated Cash Flow Indicators
The following are the consolidated cash flow indicators.

	(at Mar.31,2003)	(at Sept.30,2003)
Equity ratio (%)	11.7%	9.0%
Fair value equity ratio (%)	20.9%	29.2%
Years for debt redemption	8.4 years	—
Interest coverage ratio	4.5	—

Notes
Equity ratio: Stockholders' equity/Total assets

Fair value equity ratio: Gross market capitalization/Total assets

Years for debt redemption: Interest-bearing liabilities/Cash flow from operating activities (not included for half terms)

Interest coverage ratio: Cash flow from operating activities/Interest payments
1. All indicators are calculated on the basis of consolidated financial values.

2. Gross market capitalization is calculated by multiplying the closing price of the Company's shares at the term-end by the number of shares issued and outstanding at the term-end.
3. Cash flow from operating activities is the cash flow from operating activities in the consolidated statement of cash flows.
4. Interest-bearing debt refers to those of the liabilities stated in the consolidated balance sheets on which interest is paid.
5. Interest payments equate with interest paid in the consolidated statement of cash flows.

c. Outlook for the Full Term
In domestic passenger operations, the steady implementation of the integration plan is bringing about an increase in the number of individual passengers, and both demand and unit prices are favorable. In international passenger operations, however, although business demand has been recovering at a stronger-than-expected pace since the overall slump in demand caused by the Iraq situation and the SARS outbreak, tourism demand originating in Japan has been slower than expected in recovering. What is more, in international cargo operations the demand on Pacific and other routes continues to fall below estimated levels.
In view of these factors, operating revenues are now forecast to fall below the previous forecast. In addition, fuel costs have remained at higher levels than those upon which the previous forecast was premised, and this has been factored into the revised forecast of results for the full term set out below.

(Unit:Billions of yen)

	Revised Forecast (Nov.14, 2003)	Previous Forecast (May 16, 2003)	Change
Consolidated operating revenues	1,975.0	2,032.0	(57.0)
Consolidated operating loss	(48.0)	(22.0)	(26.0)
Consolidated recurring loss	(50.0)	(22.0)	(28.0)
Consolidated net loss	(65.0)	(43.0)	(22.0)

Regrettably, the Company is forecasting a net loss in the current full term, ending in March 2004, and does not plan to pay a dividend.

Assumptions on which the forecast is based

For conversion purposes, an exchange rate of ¥110 against the U.S. dollar in the second half; with respect to aviation fuel costs, Singapore Kerosene at a market price of US$32.5/barrel, and the CIF price of crude oil at US$28.3/barrel.

This document contains forward-looking statements regarding future performance. These statements are based on management's assumptions and beliefs in light of information currently available, and involve risks and uncertainties. The reader is therefore advised that actual results may differ materially from these forecasts.

1. Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

(1) Consolidated Operating Results for the Six Months Ended September 30, 2003 (FH 03) and the Year Ended March 31, 2003 (FY 02)

(Millions of yen except for per share information)

(i)	Operating revenues	FH03	¥	944,476
		FH02	¥	–
		FY02	¥	2,083,480
(ii)	Operating (loss) income	FH03	¥	(48,475)
		FH02	¥	–
		FY02	¥	10,589
(iii)	Ordinary (loss) income	FH03	¥	(49,879)
		FH02	¥	–
		FY02	¥	15,840
(iv)	Net (loss) income	FH03	¥	(57,591)
		FH02	¥	–
		FY02	¥	11,645
(v)	Net (loss) income per share	FH03	¥	(29.36)
		FH02	¥	–
		FY02	¥	5.92
(vi)	Diluted net income per share	FH03	¥	–
		FH02	¥	–
		FY02	¥	–
(vii)	Equity in earnings of affiliates	FH03	¥	487
		FH02	¥	–
		FY02	¥	340

Note 1. Weighted average number of shares outstanding during the period:

September 30, 2003	1,961,632,126
September 30, 2002	–
March 31, 2003	1,962,051,790

(2) Consolidated Financial Position at September 30, 2003 (FH 03) and March 31, 2003 (FY 02)

(Millions of yen except for per share information)

(i)	Total assets	FH03	¥	2,122,874
		FY02	¥	–
		FY02	¥	2,172,284
(ii)	Total stockholders' equity	FH03	¥	190,964
		FY02	¥	–
		FY02	¥	254,256
(iii)	Stockholders' equity ratio	FH03		9.0%
		FY02		–
		FY02		11.7%
(iv)	Stockholders' equity per share	FH03	¥	97.33
		FY02	¥	–
		FY02	¥	129.66

Note 1. Number of shares outstanding at end of the period:

September 30, 2003	1,962,030,778
September 30, 2002	–
March 31, 2003	1,960,602,124

(3) Consolidated Cash Flows for the Six Months Ended September 30, 2003 (FH 03) and the Year Ended March 31, 2003 (FY 02)

(Millions of yen)

(i)	Net cash (used in) provided by operating activities	FH03	¥	(5,797)
		FH02	¥	–
		FY02	¥	155,413
(ii)	Net cash used in investing activities	FH03	¥	(55,592)
		FH02	¥	–
		FY02	¥	(85,187)
(iii)	Net cash provided by (used in) financing activities	FH03	¥	7,261
		FH02	¥	–
		FY02	¥	(108,103)
(iv)	Cash and cash equivalents at end of the period	FH03	¥	91,285
		FH02	¥	–
		FY02	¥	146,318

(4) Consolidation Policy

See notes to accompanying consolidated interim financial statements.

(5) Changes in Accounting Policy

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2004

(1)	Operating revenues	¥1,975,000 million
(2)	Ordinary loss	¥ (50,000) million
(3)	Net loss	¥ (65,000) million
(4)	Net loss per share	¥ (33.13)

For assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

As of September 30, 2003, the number of consolidated subsidiaries was 166, including the following principal subsidiaries:

JAPAN AIRLINES COMPANY, LTD.
JAPAN AIR SYSTEM CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JAL SALES CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.
JALUX, INC.

As of September 30, 2003, the number of unconsolidated subsidiaries not accounted for by the equity method was 140.

As of September 30, 2003, the number of affiliates was 97 including 24 companies accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

(Increase) 2	JAL TRAVEL NAGASAKI CO., LTD. NARITA LOGISTICS TERMINAL CO., LTD.
(Decrease) 7	JALSTORY CO., LTD. AAS CATERLING CO., LTD. HOKKAIDO TOURS SYSTEM CO., LTD. JAPAN TOURS SYSTEM CO., LTD. J-TRAVEL KYUSYU CO., LTD. J-TRAVEL NAGOYA CO., LTD. PACIFIC AIR SERVICE

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method (ccontinued)

Equity method:

(Decrease) 3	JAL TRAVEL NAGASAKI CO., LTD. RYUKYU AIR SYSTEM CO., LTD. TOKYO AIR CARGO CITY TERMINAL CO., LTD.

(2) - I

Japan Airlines System Corporation

Consolidated Balance Sheets

At September 30, 2003 and March 31, 2003

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Assets		
I. Current assets:		
Cash and time deposits	¥ 92,569	¥ 133,145
Notes and accounts receivable – trade	221,549	202,519
Short-term investments in securities	580	14,621
Supplies	77,101	78,424
Deferred income taxes	13,046	16,597
Other current assets	91,381	88,131
Allowance for bad debts	(3,376)	(3,117)
Total current assets	492,852	530,322
II. Fixed assets:		
Tangible fixed assets:		
Buildings and structures	245,048	256,529
Machinery, equipment and vehicles	38,501	41,273
Flight equipment	896,567	915,938
Land	88,846	88,979
Construction in progress	66,764	53,203
Other tangible fixed assets	24,488	26,690
Total tangible fixed assets	1,360,216	1,382,615
Intangible fixed assets:		
Software	55,492	49,820
Goodwill	131	306
Other intangible fixed assets	2,876	3,000
Total intangible fixed assets	58,499	53,127
Investments:		
Investments in securities	73,943	77,043
Long-term loans receivable	24,746	18,498
Deferred income taxes	48,401	41,503
Other investments	67,467	73,701
Allowance for bad debts	(3,253)	(4,528)
Total investments	211,305	206,219
Total fixed assets	1,630,021	1,641,962
Total assets	¥2,122,874	¥2,172,284

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Liabilities		
I. Current liabilities:		
Accounts payable – trade	¥ 193,651	¥ 204,557
Short-term loans	17,279	23,035
Current portion of bonds	38,450	67,495
Current portion of long-term loans	104,013	127,537
Accrued income taxes	4,328	5,320
Deferred income taxes	45	73
Other current liabilities	197,153	187,327
Total current liabilities	554,923	615,346
II. Non-current liabilities:		
Bonds	196,700	218,700
Long-term loans	954,225	864,385
Accrued pension and severance costs	152,806	143,670
Deferred income taxes	109	413
Other non-current liabilities	50,139	51,988
Total non-current liabilities	1,353,981	1,279,158
Total liabilities	1,908,905	1,894,505
Minority interests	23,004	23,522
Stockholders' equity		
I. Common stock	100,000	100,000
II. Capital surplus	138,270	147,175
III. (Accumulated deficit) retained earnings	(34,003)	23,481
IV. Net unrealized gain (loss) on investments in securities, net of taxes	1,246	(780)
V. Translation adjustments	(7,764)	(7,451)
VI. Common stock in treasury, at cost	(6,784)	(8,168)
Total stockholders' equity	190,964	254,256
Total liabilities and stockholders' equity	¥2,122,874	¥2,172,284

(2) - II

Japan Airlines System Corporation

Consolidated Statements of Operations

For the six months ended September 30, 2003
and the year ended March 31, 2003

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Operating revenues	¥944,476	¥2,083,480
Operating expenses:		
Cost of operating revenues	802,141	1,661,421
Selling, general and administrative expenses	190,809	411,469
Total operating expenses	992,951	2,072,891
Operating (loss) income	(48,475)	10,589
Non-operating income:		
Interest and dividend income	1,614	2,932
Equity in earnings of affiliates	487	340
Other income	21,373	55,976
Total non-operating income	23,475	59,249
Non-operating expenses:		
Interest expense	14,816	34,657
Exchange loss	316	1,975
Other expenses	9,746	17,365
Total non-operating expenses	24,880	53,998
Ordinary (loss) income	(49,879)	15,840
Extraordinary profit:		
Gain on sales of fixed assets	–	4,446
Gain on sales of investments in securities	951	4,623
Other extraordinary profit	357	2,928
Total extraordinary profit	1,309	11,999
Extraordinary loss:		
Loss on disposal of fixed assets	2,005	9,852
Expenses arising from business combination	–	7,304
Loss on operations of unconsolidated subsidiaries and affiliates	6,723	–
Other extraordinary loss	1,677	6,600
Total extraordinary loss	10,406	23,758
(Loss) income before income taxes and minority interests	(58,976)	4,081
Income taxes – current	4,454	8,100
Income taxes – deferred	(5,174)	(16,468)
Minority interests	665	(804)
Net (loss) income	¥ (57,591)	¥ 11,645

Japan Airlines System Corporation

Consolidated Statements of Capital Surplus and Accumulated Deficit/Retained Earnings

For the six months ended September 30, 2003
and the year ended March 31, 2003

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Capital surplus		
Balance at beginning of period	¥147,175	¥158,529
Decrease:		
Cash dividends	7,844	–
Loss on sales of common stock in treasury	1,060	51
Transfer to retained earnings	–	11,301
Balance at end of period	¥138,270	¥147,175
(Accumulated deficit) retained earnings		
Balance at beginning of period	¥ 23,481	¥ 570
Increase:		
Net income	–	11,645
Change in scope of consolidation	144	–
Transfer from capital surplus	–	11,301
Decrease:		
Net loss	57,591	–
Bonuses to directors and statutory auditors	38	35
Balance at end of period	¥ (34,003)	¥ 23,481

(2) - IV

Japan Airlines System Corporation

Consolidated Statements of Cash Flows

For the six months ended September 30, 2003
and the year ended March 31, 2003

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Operating activities		
(Loss) income before income taxes and minority interests	¥ (58,976)	¥ 4,081
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash (used in) provided by operating activities:		
Depreciation and amortization	58,205	118,187
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(932)	(2,551)
Gain and loss on sales of, and loss on disposal of, tangible and intangible fixed assets, net	11,658	17,603
Net provision for accrued pension and severance costs	9,130	17,223
Interest and dividend income	(1,614)	(2,932)
Interest expense	14,816	34,657
Exchange loss	797	141
Equity in earnings of affiliates	(487)	(340)
(Increase) decrease in notes and accounts receivable	(19,488)	31,761
Decrease (increase) in supplies	1,072	(2,812)
(Decrease) increase in accounts payable	(10,413)	7,778
Other	9,268	(29,111)
Subtotal	13,037	193,686
Interest and dividends received	1,868	3,427
Interest paid	(13,538)	(34,709)
Income taxes paid	(7,165)	(6,991)
Net cash (used in) provided by operating activities	(5,797)	155,413
Investing activities		
Purchases of time deposits	(1,002)	(101)
Proceeds from maturity of time deposits	79	1,877
Purchases of tangible and intangible fixed assets	(83,530)	(195,575)
Proceeds from sales of tangible fixed assets	21,283	62,043
Purchases of investments in securities	(182)	(11,540)
Proceeds from sales and maturity of investments in securities	3,063	12,400
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	65	683
Long-term loans receivable made	(1,571)	(4,937)
Collection of long-term loans receivable	6,097	42,887
Other	103	7,074
Net cash used in investing activities	(55,592)	(85,187)

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Financing activities		
Decrease in short-term loans	¥ (1,037)	¥ (36,196)
Proceeds from long-term loans	148,882	214,804
Repayment of long-term loans	(79,824)	(199,550)
Redemption of bonds	(51,045)	(83,864)
Dividends paid to stockholders	(7,784)	(50)
Dividends paid to minority interests	(336)	(266)
Other	(1,593)	(2,979)
Net cash provided by (used in) financing activities	7,261	(108,103)
Effect of exchange rate changes on cash and cash equivalents	(904)	(670)
Net decrease in cash and cash equivalents	(55,032)	(38,548)
Cash and cash equivalents at beginning of period	146,318	185,399
Increase in cash and cash equivalents arising from inclusion in consolidation	–	176
Decrease in cash and cash equivalents arising from exclusion from consolidation	–	(708)
Cash and cash equivalents at end of period	¥ 91,285	¥ 146,318
Reconciliation between cash and time deposits and cash and cash equivalents		
Cash and time deposits	¥ 92,569	¥ 133,145
Time deposits with original maturity of more than three months	(1,286)	(392)
Marketable securities with original maturity of three months or less	2	13,840
Current account overdraft included in short-term loans	–	(274)
Cash and cash equivalents at end of period	¥ 91,285	¥ 146,318

Japan Airlines System Corporation

Notes to Consolidated Interim Financial Statements

September 30, 2003 and March 31, 2003

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines System Corporation (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. Accordingly, the accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated interim financial statements do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current year's classification.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated interim financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 26 of the consolidated subsidiaries is June 30, 2003. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2003 through September 30, 2003 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the fair value of net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

d. Securities

Investments in marketable securities are stated at fair value and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost. Cost of securities sold is determined principally by the moving average method.

e. Derivatives

Derivatives positions are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Aircraft, spare engines and spare parts	– The straight-line method or the declining-balance method based on their estimated useful lives.
Ground property and equipment:	
Japan Airlines Company, Ltd. and Japan Air System Co., Ltd.	– The straight-line method
Other companies	– Principally the declining-balance method
Intangible fixed assets	
Software	– Computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software.

1. Summary of Significant Accounting Policies (continued)

h. Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost (the amount recognized as the cost of a pension plan for a period) is accounted for based on the projected benefit obligation and the pension plan assets.

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years. The adjustment for actuarial assumptions is being amortized by the straight-line method over a period which is less than the average remaining years (principally fifteen years) of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded. Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

i. Allowance for bad debts

The allowance for bad debts on certain receivables is provided at the estimated unrecoverable amount. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

j. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable exchange rates at the end of the period. Translation gain or loss is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the end of the period are included in minority interests and as a separate component of stockholders' equity.

k. Leases

As lessee

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the consolidated domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

l. Hedge accounting

Gain or loss on derivatives designated as hedges is deferred until the loss or gain on the underlying hedged item is recognized.

Foreign receivables and payables are translated at the applicable forward foreign exchange rate if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of the swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

m. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

n. Income taxes

Effective the year ending March 31, 2004, the Company and certain of its domestic subsidiaries have adopted the Japanese consolidated tax return system.

o. Appropriation of capital surplus and/or retained earnings

Under the Commercial Code of Japan, the appropriation of capital surplus and/or retained earnings with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

2. Other Information

a. Accumulated depreciation at September 30, 2003 and March 31, 2003 amounted to ¥1,644,466 million and ¥1,661,854 million, respectively.

b. At September 30, 2003 and March 31, 2003, contingent liabilities for guarantees amounted to ¥17,115 million and ¥15,207 million, respectively. In addition, at September 30, 2003 and March 31, 2003, contingent liabilities for commitments such as guarantees, keep-well agreements and others amounted to ¥2,816 million and ¥2,133 million, respectively.

c. At September 30, 2003 and March 31, 2003, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in aggregate amounts of ¥15,000 million and ¥30,000 million, respectively.

d. At September 30, 2003 and March 31, 2003, common stock in treasury stated at cost amounted to ¥6,784 million (18,434,472 shares) and ¥8,168 million (19,863,126 shares), respectively.

3. Fair Value of Marketable Securities

The components of net unrealized gain or loss on marketable securities at September 30, 2003 and March 31, 2003 are summarized as follows:

	September 30, 2003		
	Acquisition costs	Carrying value	Net unrealized gain
		(Millions of yen)	
Stocks	¥13,558	¥15,964	¥2,405
Bonds	139	141	1
Other	1,092	1,103	11
	¥14,790	¥17,209	¥2,419

	March 31, 2003		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
		(Millions of yen)	
Stocks	¥13,528	¥12,509	¥(1,019)
Bonds	342	343	1
Other	1,100	1,090	(10)
	¥14,971	¥13,943	¥(1,028)

Investments in non-marketable securities at September 30, 2003 and March 31, 2003 amounted to ¥27,437 million and ¥43,419 million, respectively.

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2003 and March 31, 2003, and the related depreciation and interest expense for the six months ended September 30, 2003 and the year ended March 31, 2003, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥497,057	¥29,717	¥526,774
Less accumulated depreciation	232,093	12,831	244,924
Net book value	¥264,964	¥16,886	¥281,850

4. Leases (continued)

As lessee (continued)

	March 31, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥460,044	¥29,930	¥489,974
Less accumulated depreciation	223,865	11,429	235,294
Net book value	¥236,179	¥18,501	¥254,680

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Depreciation expense	¥23,882	¥47,376
Interest expense	¥ 2,537	¥ 5,871

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥27,488 million for the six months ended September 30, 2003 and ¥55,541 million for the year ended March 31, 2003.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2003 and March 31, 2003 is summarized as follows:

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Within 1 year	¥ 47,454	¥ 47,194
Over 1 year	243,453	217,939
	¥290,907	¥265,133

Future rental expenses under operating leases outstanding at September 30, 2003 and March 31, 2003 are summarized as follows:

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Within 1 year	¥ 21,555	¥ 20,083
Over 1 year	131,091	120,376
	¥152,647	¥140,459

4. Leases (continued)

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2003 and March 31, 2003 and the related depreciation expense and interest revenue for the six months ended September 30, 2003 and the year ended March 31, 2003, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	September 30, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥2,679	¥3,027
Less accumulated depreciation	307	1,685	1,992
Net book value	¥ 40	¥ 994	¥1,035

	March 31, 2003		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥347	¥3,033	¥3,381
Less accumulated depreciation	289	1,973	2,263
Net book value	¥ 58	¥1,060	¥1,118

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Depreciation expense	¥260	¥624
Interest revenue	¥ 27	¥ 69

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥306 million for the six months ended September 30, 2003 and ¥739 million for the year ended March 31, 2003.

4. Leases (continued)

As lessor (continued)

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2003 and at March 31, 2003 is summarized as follows:

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Within 1 year	¥ 482	¥ 492
Over 1 year	597	676
	¥1,080	¥1,169

Future rental revenues under operating leases outstanding at September 30, 2003 and March 31, 2003 are summarized as follows:

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Within 1 year	¥15	¥ –
Over 1 year	23	–
	¥39	¥ –

5. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, airline-related business and travel services are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

Effective the six-month period ended September 30, 2003, the Company has revised its method of segmentation. The airline-related business, which had been included in "Other" until the year ended March 31, 2003, has been presented as a new segment since, under the Company's current business strategies, it is a separate function of the air transportation business. In addition, the hotel and resort operations business, which had been presented as a separate segment until the year ended March 31, 2003, has been included in "Other" for the six-month period ended September 30, 2003 since its size has decreased following a change in basic business strategy under which it now operates its businesses under a system of administration contracts.

5. Segment Information (continued)

a. Business segment information (continued)

Business segment information of the Company and its consolidated subsidiaries for the six months ended September 30, 2003 and the year ended March 31, 2003 is summarized as follows:

	Six months ended September 30, 2003						
	Air transportation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Sales to outside parties	¥670,478	¥ 38,816	¥161,334	¥ 73,846	¥ 944,476	¥ –	¥944,476
Inter-group sales and transfers	81,038	80,796	22,091	46,990	230,917	(230,917)	–
Total	751,517	119,612	183,426	120,836	1,175,393	(230,917)	944,476
Operating expenses	799,859	120,269	185,389	118,947	1,224,464	(231,513)	992,951
Operating (loss) income	¥ (48,341)	¥ (656)	¥ (1,962)	¥ 1,889	¥ (49,071)	¥ 595	¥ (48,475)

	Year ended March 31, 2003						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Sales to outside parties	¥1,458,276	¥391,041	¥34,516	¥199,646	¥2,083,480	¥ –	¥2,083,480
Inter-group sales and transfers	192,195	44,747	5,301	268,584	510,828	(510,828)	–
Total	1,650,471	435,788	39,818	468,230	2,594,309	(510,828)	2,083,480
Operating expenses	1,647,671	436,058	39,602	459,593	2,582,926	(510,035)	2,072,891
Operating income (loss)	¥ 2,799	¥ (269)	¥ 215	¥ 8,636	¥ 11,382	¥ (792)	¥ 10,589

The reclassified business segment information for the year ended March 31, 2003 to confirm to the current period presentation is follows:

	Year ended March 31, 2003						
	Air transportation	Airline-related business	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Sales to outside parties	¥1,458,276	¥ 75,437	¥391,041	¥158,724	¥2,083,480	¥ –	¥2,083,480
Inter-group sales and transfers	192,195	170,660	44,747	103,225	510,828	(510,828)	–
Total	1,650,471	246,098	435,788	261,950	2,594,309	(510,828)	2,083,480
Operating expenses	1,647,671	243,634	436,058	255,562	2,582,926	(510,035)	2,072,891
Operating income (loss)	¥ 2,799	¥ 2,464	¥ (269)	¥ 6,387	¥ 11,382	¥ (792)	¥ 10,589

5. Segment Information (continued)

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of four domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the six months ended September 30, 2003 and the year ended March 31, 2003 were as follows:

	Six months ended September 30, 2003			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥153,325	¥147,144	¥88,997	¥389,467
Consolidated operating revenues				¥944,476
Operating revenues from foreign operations as a percentage of consolidated operating revenues	16.2%	15.6%	9.4%	41.2%

	Year ended March 31, 2003			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations.	¥433,314	¥325,409	¥211,648	¥ 970,372
Consolidated operating revenues				¥2,083,480
Operating revenues from foreign operations as a percentage of consolidated operating revenues	20.8%	15.6%	10.2%	46.6%

c. Geographic information

For the six months ended September 30, 2003 and the year ended March 31, 2003, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan

Components of Revenues in the Air Transportation Segment

	Six months ended September 30, 2003		Six months ended September 30, 2002 (pro forma)		Year ended March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
International:						
Passenger operations	¥250,778	33.3	¥352,118	41.0	¥ 668,472	40.5
Cargo operations	71,376	9.5	75,089	8.8	157,288	9.5
Mail service operations	4,144	0.6	3,880	0.5	8,324	0.5
Luggage operations	1,127	0.2	1,367	0.2	2,790	0.2
Subtotal	327,426	43.6	432,456	50.5	836,876	50.7
Domestic:						
Passenger operations	343,895	45.8	330,224	38.6	629,358	38.2
Cargo operations	15,090	2.0	14,883	1.7	30,238	1.8
Mail-service operations	5,525	0.7	5,964	0.7	11,979	0.7
Luggage operations	160	0.0	157	0.0	300	0.0
Subtotal	364,671	48.5	351,230	41.0	671,876	40.7
Other revenues	20,721	2.8	22,291	2.6	42,086	2.6
Incidental business revenues	38,696	5.1	50,942	5.9	99,632	6.0
Total revenues	¥751,517	100.0	¥856,920	100.0	¥1,650,471	100.0

Japan Airlines System Corporation
Combined Consolidated Balance Sheet (pro forma) of
Japan Airlines Company, Ltd. and Consolidated Subsidiaries
and
Japan Air System Co., Ltd. and Consolidated Subsidiaries

September 30, 2002

	2002 Pro forma
	(Millions of yen)
Assets	
I. Current assets	
Cash and time deposits	¥ 159,882
Notes and accounts receivable – trade	221,720
Short-term investments in securities	14,645
Supplies	74,818
Deferred income taxes	14,663
Other current assets	105,534
Allowance for bad debts	(3,878)
Total current assets	587,386
II. Fixed assets	
Tangible fixed assets:	
Buildings and structures	256,761
Machinery, equipment and vehicles	38,690
Flight equipment	916,927
Land	87,970
Construction in progress	38,511
Other fixed assets	25,294
Total tangible fixed assets	1,364,155
Intangible fixed assets:	
Software	40,217
Goodwill	403
Other intangible fixed assets	2,754
Total intangible fixed assets	43,375
Investments:	
Investments in securities	86,107
Long-term loans receivable	30,404
Deferred income taxes	31,091
Other investments	71,353
Allowance for bad debts	(4,144)
Total investments	214,813
Total fixed assets	1,622,344
III. Deferred charges	
Development costs	350
Total deferred charges	350
Total assets	¥2,210,081

	2002 Pro forma
	(Millions of yen)
Liabilities	
I. Current liabilities	
Accounts payable – trade	¥ 201,176
Short-term loans	40,255
Current portion of bonds	114,545
Current portion of long-term loans	177,257
Accrued income taxes	7,736
Deferred income taxes	30
Other current liabilities	221,696
Total current liabilities	762,697
II. Non-current liabilities	
Bonds	235,150
Long-term loans	713,130
Accrued pension and severance costs	133,653
Deferred income taxes	423
Other non-current liabilities	53,524
Total non-current liabilities	1,135,882
Total liabilities	1,898,579
Minority interests	24,224
Stockholders' equity	
I. Common stock	212,036
II. Additional paid-in capital	35,190
III. Retained earnings	48,320
IV. Net unrealized loss on investments in securities, net of taxes	(179)
V. Translation adjustments	(7,578)
VI. Common stock in treasury	(513)
Total stockholders' equity	287,277
Total liabilities and stockholders' equity	¥2,210,081

Japan Airlines System Corporation
Combined Consolidated Statement of Income (pro forma) of Japan Airlines Company, Ltd. and Consolidated Subsidiaries and Japan Air System Co., Ltd. and Consolidated Subsidiaries

For the six months ended September 30, 2002

	2003	2002 Pro forma	Change
		(Millions of yen)	
Operating revenues	¥944,476	¥1,065,615	¥(121,139)
Operating expenses:			
Cost of operating revenues	802,141	823,666	(21,524)
Selling, general and administrative expenses	190,809	206,965	(16,155)
Total operating expenses	992,951	1,030,631	(37,679)
Operating (loss) income	(48,475)	34,983	(83,459)
Non-operating income:			
Interest and dividend income	1,614	1,701	(86)
Gain on sales of flight equipment	–	195	(195)
Equity in earnings of unconsolidated subsidiaries and affiliates	487	997	(509)
Other income	21,373	36,236	(14,862)
Total non-operating income	23,475	39,130	(15,654)
Non-operating expenses:			
Interest expense	14,816	17,801	(2,984)
Exchange loss	316	1,952	(1,635)
Other expenses	9,746	10,379	(633)
Total non-operating expenses	24,880	30,133	(5,253)
Ordinary (loss) income	(49,879)	43,980	(93,860)
Extraordinary profit:			
Gain on sales of fixed assets	–	23	(23)
Gain on sales of investments in securities	951	854	97
Other extraordinary profit	357	2,544	(2,186)
Total extraordinary profit	1,309	3,422	(2,113)
Extraordinary loss:			
Loss on disposal of fixed assets	2,005	4,883	(2,878)
Loss on revaluation of investments in securities	–	1,162	(1,162)
Loss on operations of unconsolidated subsidiaries and affiliates	6,723	–	6,723
Other extraordinary loss	1,677	1,392	285
Total extraordinary loss	10,406	7,438	2,967
(Loss) income before income taxes and minority interests:	(58,976)	39,964	(98,940)
Income taxes – current	4,454	7,626	(3,171)
Income taxes – deferred	(5,174)	(5,012)	(161)
Minority interests	665	(243)	(908)
Net (loss) income	¥ (57,591)	¥ 37,107	¥ (94,698)

The consolidated statement of operations of Japan Airlines System Corporation for the six months ended September 30, 2003, which is presented on page 7 is shown above as well for a reference.

Japan Airlines System Corporation
Combined Statement of Capital Surplus and Accumulated Deficit/Retained Earnings (pro forma) of Japan Airlines Company, Ltd. and Consolidated Subsidiaries and Japan Air System Co., Ltd. and Consolidated Subsidiaries

For the six months ended September 30, 2002

	2002 **Pro forma**
	(Millions of yen)
Capital surplus	
Balance at beginning of period	¥46,491
Decrease:	
Transfer to retained earnings	11,301
Balance at end of period	¥35,190
(Accumulated deficit) retained earnings	
Balance at beginning of period	¥ (2)
Increase:	
Net income	37,107
Transfer from capital surplus	11,301
Decrease:	
Bonuses to directors and statutory auditors	33
Loss on sales of common stock in treasury	51
Balance at end of period	¥48,320

Japan Airlines System Corporation

Non-Consolidated Interim Financial Information

For the six months ended September 30, 2003
and the year ended March 31, 2003

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2003 (FH 03) and the Year Ended March 31, 2003 (FY 02)

(Millions of yen except for per share information)

(i)	Operating revenues:	FH03	¥14,384
		FH02	¥ –
		FY02	¥ 3,176
(ii)	Operating income:	FH03	¥ 9,101
		FH02	¥ –
		FY02	¥ 188
(iii)	Ordinary income:	FH03	¥ 9,002
		FH02	¥ –
		FY02	¥ 40
(iv)	Net income:	FH03	¥ 8,782
		FH02	¥ –
		FY02	¥ 11
(v)	Net income per share:	FH03	¥ 4.44
		FH02	¥ –
		FY02	¥ 0.01

Note 1. Weighted average number of shares outstanding during the period:

September 30, 2003	1,976,104,010
September 30, 2002	–
March 31, 2003	1,979,260,152

2. Dividends

(i)	Annual dividend per share:	FH03	0.00
		FH02	–
		FY02	4.00
(ii)	Semiannual dividend per share:	FH03	–
		FH02	–
		FY02	–

3. Non-Consolidated Financial Position at September 30, 2003 (FH 03) and March 31, 2003 (FY 02)

(i)	Total assets:	FH03	¥741,021 million
		FH02	– million
		FY02	¥619,604 million
(ii)	Total stockholders' equity:	FH03	¥289,456 million
		FH02	– million
		FY02	¥289,351 million
(iii)	Stockholders' equity ratio:	FH03	39.1%
		FH02	–%
		FY02	46,7%
(iv)	Stockholders' equity per share:	FH03	¥ 146.55
		FH02	–
		FY02	¥ 146.24

Note 1. Number of shares outstanding at end of the period:

September 30, 2003	1,975,074,669
September 30, 2002	–
March 31, 2003	1,978,646,153

Note 2. Number of shares of common stock in treasury outstanding at end of the period:

September 30, 2003	5,390,581
September 30, 2002	–
March 31, 2003	1,819,097

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2004

(1)	Operating revenues	¥	20,400million
(2)	Operating income	¥	9,200million
(3)	Ordinary income	¥	9,100million
(4)	Net income	¥	8,400million
(5)	Annual dividends per share	¥	0.00
(6)	Net income per share	¥	4.25

For assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

Japan Airlines System Corporation

Non-Consolidated Balance Sheets

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Assets		
I. Current assets:		
Cash and time deposits	¥ 43	¥ 67
Accounts receivable – trade	1,155	392
Current portion of long-term loans receivable from subsidiaries	12,762	31,886
Prepaid expenses	50	76
Accounts receivable – other	2,995	–
Deferred income taxes	21	6
Other current assets	17	1
Total current assets	17,045	32,429
II. Fixed assets:		
Tangible fixed assets:		
Buildings	663	681
Tools and spare parts	59	63
Total tangible fixed assets	722	744
Intangible fixed assets:		
Software	9	10
Other intangible fixed assets	0	–
Total intangible fixed assets	9	10
Investments:		
Investments in subsidiaries	299,601	289,851
Long-term loans receivable from subsidiaries	422,812	295,672
Deferred income taxes	13	13
Other investments	360	360
Total investments	722,788	585,898
Total fixed assets	723,519	586,653
III. Deferred charges:		
Start-up costs	456	522
Total deferred charges	456	522
Total assets	¥741,021	¥619,604

	September 30, 2003	March 31, 2003
	(Millions of yen)	
Liabilities		
I. Current liabilities:		
Accounts payable – trade	¥ 464	¥ 451
Short-term loans from a subsidiary	12,252	1,257
Current portion of long-term loans	12,762	31,886
Accounts payable – other	1,441	37
Accrued income taxes	80	48
Accrued expenses	1,737	860
Other current liabilities	14	38
Total current liabilities	28,753	34,581
II. Non-current liabilities:		
Long-term loans	422,812	295,672
Total non-current liabilities	422,812	295,672
Total liabilities	451,565	330,253
Stockholders' equity		
I. Common stock	100,000	100,000
II. Capital surplus:		
Additional paid-in capital	100,000	100,000
Other capital surplus		
Additional paid-in capital	81,887	89,801
Gain on sales of common stock in treasury	1	–
Total other capital surplus	81,888	89,801
Total capital surplus	181,888	189,801
III. Retained earnings:		
Retained earnings brought forward	8,794	11
IV. Common stock in treasury, at cost	(1,226)	(462)
Total stockholders' equity	289,456	289,351
Total liabilities and stockholders' equity	¥741,021	¥619,604

Japan Airlines System Corporation

Non-Consolidated Statements of Income

	Six months ended September 30, 2003	Year ended March 31, 2003
	(Millions of yen)	
Operating revenues	¥14,384	¥3,176
Operating expenses:		
Cost of operating revenues	2,671	388
Selling, general and administrative expenses	2,610	2,599
Total operating expenses	5,282	2,987
Operating income	9,101	188
Non-operating income:		
Interest income	0	0
Other income	3	0
Total non-operating income	3	0
Non-operating expenses:		
Interest expense	28	3
Amortization of start-up costs	65	130
Other expenses	8	15
Total non-operating expenses	102	149
Ordinary income	9,002	40
Income before income taxes	9,002	40
Income taxes – current	235	48
Income taxes – deferred	(15)	(19)
Net income	8,782	11
Retained earnings brought forward	11	–
Retained earnings at end of period	¥ 8,794	¥ 11

Japan Airlines System Corporation

Notes to Non-Consolidated Interim Financial Statements

September 30, 2003 and March 31, 2003

1. Summary of Significant Accounting Policies

a. Securities

Investments in subsidiaries are stated at cost based on the moving average method.

b. Tangible and intangible fixed assets

The straight-line method based on their estimated useful lives.

c. Deferred charges

Start-up costs have been capitalized and are being amortized over a period of 5 years.

d. Hedge accounting

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of the swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

e. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

f. Income taxes

Effective the year ending March 31, 2004, the Company and certain of its domestic subsidiaries have adopted the Japanese consolidated tax return system.

2. Other Footnote Information

a. As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Accumulated depreciation at September 30, 2003 and March 31, 2003 amounted to ¥43 million and ¥21 million, respectively.

2. Other Footnote Information (continued)

c. At September 30, 2003 and March 31, 2003, contingent liabilities for guarantees amounted to ¥556,587 million and ¥39,410 million, respectively.

d. At September 30, 2003 and March 31, 2003, investments in subsidiaries which have no determinable market prices and the related fair value information have been omitted.